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VF 6-17-05

05043184

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 42515

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WP Securities Inc DBA: Western Pacific Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1080 West Sierra, Suite 105
(No. and Street)

Fresno (City) CA (State) 93704 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard Ross 559-439-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jewell & Langsdale
(Name – *if individual, state last, first, middle name*)

1615 Bonanza St., Suite 209, Walnut Creek, CA 94596
(Address) (City) (State) (Zip Code)



SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH, D.C. 190 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 22 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ____________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WP SECURITES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

4. Income Taxes

The income tax provision recorded for the year ended December 31, 2004 included Federal and California tax of $3,624. For the year ended December 31, 2003, the provision for Federal and California income tax was $3,976.

5. Leases

The Company currently rents office space and office equipment on a monthly basis.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2004, the Company had net capital of $25,721, which was $20,721 in excess of its required net capital of $5,000.

Schedule I

WP SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
DECEMBER 31, 2004

Net Capital:	
Total stockholders' equity	$71,294
Deductions for non-allowable assets:	
Other current assets	32,495
Furniture and equipment	13,078
	45,573
Net capital before haircuts on securities positions	25,721
Haircuts on other trading and investment securities	0
Net Capital	$25,721
Aggregate Indebtedness:	
Accrued expenses payable included in statement of financial condition	$14,113
Computation of Basic Net Capital Requirement:	
Minimum net capital required for Company	$ 5,000
Excess net capital	$20,721
Ratio: Aggregate indebtedness to net capital	.55 to 1
Reconciliation with Company's computation included in Form X-17A-5 at December 31, 2004:	
Net capital, as reported in Company's (unaudited) FOCUS report	$28,545
Additional 2004 income tax liabilities	(2,824)
Net capital, as shown above	$25,721